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                                  FORM 12b-25
  [As last amended in release No. 34-3511, December 19, 1994, 59 F.R. 67752.]


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                                     SEC File Number  0-24276
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                                                     CUSIP Number   302543 10 3
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                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: June 30, 1998
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full Name of Registrant FPA Medical Management, Inc.
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Former Name if Applicable

3636 Nobel Drive
Suite 200
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Address of Principal Executive Office (Street and Number)

San Diego, California 92122
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City, State and Zip Code

                      PART II.  RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On July 19, 1998, the Registrant and 89 of its subsidiaries and affiliates filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the District of Delaware. In recent months, many of the employees of the Registrant historically responsible for the preparation of the Registrant's financial statements have left the Registrant's employ. As a result, the Registrant will be unable to prepare and file its quarterly report on Form 10-Q for the quarter ended June 30, 1998 (the "Form 10-Q") on a timely basis. The Registrant is endeavoring to prepare its Form 10-Q and plans to file the report as soon as practicable; however, no assurance can be given that the Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

     Justin P. Klein                  (215)                   864-8606
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that it will report a significant loss for the quarter ended June 30, 1998. This loss will include certain operational and extraordinary matters and results from the Registrant's terminating operations in many of the markets in which it operated previously and significantly downsizing its operations. Because of the significance of the loss and the impact of the Registrant's filing for protection under Chapter 11 of the United States Bankruptcy Code as described above in Part III, the Registrant is unable to reasonably estimate the magnitude of the loss.

FPA MEDICAL MANAGEMENT, INC.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 13, 1998       By /s/ Stephen J. Dresnick
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                                  Stephen J. Dresnick
                                  Chairman and Chief Executive Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.